

December 6, 2016

Nayeem Hussain
Chief Executive Officer
Keen Home Inc.
320 W 37th Street, 15th Floor
New York, New York 10018

> **Re: Keen Home Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 10, 2016**
> **File No. 024-10634**

Dear Mr. Hussain:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1. Please clarify on the Offering Circular cover page and summary that the Series A Preferred Stock are non-voting and convertible into shares of common stock at the option of the holder.

2. Please revise to include the common stock underlying the convertible Series A Preferred Stock and placement agent's warrants in your Offering Statement. Because the securities are convertible or exercisable within one year, an offering of both the overlying security and underlying security is deemed to be taking place and must be included in the Offering Statement.

3. Please provide the quantitative commissions or payment made to your placement agent, SI Securities, LLC, in the tabular format provided in Item 1(e) of Part II of Form 1-A.

Offering Circular Summary

4.   On page 5 of your Offering Circular, you disclose that you "received one of the highest valued offers in the show's history" from Robert Herjavec of ABC's television show Shark Tank. We note, however, Mr. Herjavec is not a principal stockholder disclosed on page 41. Please clarify Mr. Herjavec's role with Keen Home. We note that in your test the water materials provided at https://www.seedinvest.com/keenhome/series.a you indicate that you have a partnership with the Herjavec Group for marketing and distribution support. To the extent material, please provide a description of any agreements with the Herjavec Group.

Risk Factors

If we cannot raise sufficient funds we will not succeed, page 12

5.   We note that you believe you will be profitable within three years, as disclosed on pages 12 and 34. This belief appears to be based on the introduction of new products and sales channels, and economies of scale related to increased production and a decline in cost of goods sold. Please revise to provide more information concerning your claims of future profitability, such as recent trends in financial measures to support your belief.

Business

Overview, page 18

6.   On page 18, you disclose that Keen Home plans on building the world's "first real-time home health dashboard." Please revise to provide more information as to what you mean by health dashboard, and whether if it is a new software platform or product that has yet to be developed or if you are referring to your Smart Bridge device briefly described on page 19. If it is a prospective product or service, please revise to clarify your timeline as to when it will be developed.

Distribution and Technical Partnerships, page 24

7.   Please revise to clarify that your Consulting Services and Development agreement, filed as Exhibit 6.5, provides Lowe's a two-year exclusivity period for home improvement channels, which includes broader category of retailers such as Wal-Mart, Target, and Sears.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

8.   Please revise to disclose the amount of cash and cash equivalents as of June 30, 2016 as well as any other currently available capital resource. Also disclose the minimum period of time that you will be able to conduct planned operations using these resources without regard to the proceeds you expect to receive from the offering.

Compensation of Directors and Executive Officers, pages 40

9.   Please provide a brief description of your 2014 Stock Option Plan and Stock Restriction Agreements, as required by Item 11(d) of Part II of Form 1-A.

Security Ownership of Management and Certain Shareholders, page 41

10.   Please clarify the circumstances under which the automatic conversion feature of your 2015 and 2016 notes payable issuances, as described on pages F-16 and F-20, will be triggered.

Securities Being Offered

Series A Preferred Stock, page 42

11.   Please revise to clarify the rights and privileges of the holders of Series A Preferred Stock compared to other classes of preferred stock, including the Series Seed Preferred Stock. For example, please clarify whether the Series A Preferred Stock holders are treated equally with Series Seed Preferred Stock holders for liquidation preferences.

Anti-Dilution Rights, page 44

12.   Please provide a description of the weighted-average adjustment formula provided in the Amended and Restated Certificate of Incorporation.

Series Seed Preferred Stock, page 45

13.   In this section, you appear to use the terms "Preferred Stock" and "Series Seed Preferred Stock" interchangeably. Please revise your use of the term "Preferred Stock" to clarify whether you mean Series Seed Preferred Stock or all classes of Preferred Stock that will be issued after your offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Fanni Koszeg, Esq.
        CrowdCheck, Inc,